Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following is a transcript of a video shared with the employees of Celgene Corporation on March 15, 2019.

R&D Overview for Celgene Content Series Transcript

Tom Lynch, Chief Scientific Officer, BMS

Voice Over for Slides:  Bristol-Myers Squibb R&D is a science-driven organization with a passion for the work that we do. Our mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Medicines that have the potential to transform the lives of patients’ lives and establish new standards of care in areas of high unmet need. Scientific discovery and the needs of patients’ are what drive us.

Our R&D organization has a history of scientific excellence. We helped transform HIV from a death sentence to a manageable disease; we helped to discover a cure for HCV; we developed a novel medicine with proven benefit for atrial fibrillation. And delivered a break through medicine to treat newly diagnosed patients with chronic myeloid leukemia.  We also pioneered the targeting of the immune system in cancer research, breaking new ground in the science of immuno-oncology.

Today, we continue to transform the way certain cancers are treated. Our research is also focused on areas of high unmet need in cardiovascular disease, autoimmune diseases and fibrosis. Our goal is to leave an enduring positive impact on society by making a meaningful difference in the lives of even more patients.

At a recent town hall, Chief Scientific Officer Tom Lynch offered employees an overview of where we are today in R&D and what to look forward to in 2019 and beyond.

Tom Lynch excerpt from January 29 Town Hall:

So, what we want to talk about today is where we are in R&D and what it means to be a BMS scientist.  I would argue every single person in this company, is a scientist.

They tell the story of the science at BMS.  They help create the drugs that make an enormous difference for people.  So, we had some major milestones in 2018.  I’m not going to read through every one of them.  I’m just going to point out a couple of highlights.

First, we saw the advancement of the TYK2 program, something we’re extremely proud of, because we think this could make a big difference in patients with psoriasis, but not just psoriasis, maybe inflammatory bowel disease and lupus as well.  Second, we saw the advancement of the FGF21 program in NASH, nonalcoholic steatohepatitis.

In both of those accomplishments together with what we saw with Factor XIa in patients with cardiovascular disease are great accomplishments of our Innovative Medicines unit, and you think about what that unit has accomplished together just in the short time of two to three years that they’ve been together.  I’m extremely proud of that productivity.  And then in addition to that, we saw the continued advancement of Opdivo-Yervoy in a number of different cancers.

Renal cell approvals in the United States and Europe made a big difference for how patients—we just got the approval in Europe just a few weeks ago—make a big difference for patients who’ve got renal cell cancer. And you also see under approvals a number of other places.  Last year, we became the first PD-1 to be approved in China, something we’re extremely proud of, excuse me, and we think that’s going to bring great benefit to the Chinese patients as well.

And then you see the three pictures here, all of this happened just last year.  You see the continued advancement of our scientific footprint.  The first picture is the picture of the final beam being put in at Lawrenceville in the new science building in Lawrenceville.  The middle picture is the cutting of the ribbon at Redwood City and the opening of a brand new laboratory building in Redwood City, which is spectacular, and then, finally, the picture at the bottom is the group at our group in Cambridge, our new facility in Cambridge where many of our people from Waltham and Wallingford are now located in a facility which is focusing attention in discovery and translational medicine on the concept of IO resistance, because that’s really the next big question.

Yes, Opdivo-Yervoy work, but they don’t work for everybody, and how do we find ways to make Opdivo work better for patients who don’t respond initially, and how do we find ways to be able to help patients who respond initially and then have a relapse?  So, both types of resistance will be studied in Cambridge as we move forward.

So, let’s look ahead and think about where we’re going as a company.  I want to just remind you we have a number of important readouts.  I told you about the three lung cancer readouts.  We have a number of important readouts in other tumors.  We have a hepatoma readout that you should be hearing about pretty soon.  Again, we don’t know the results, but it should be coming out the next couple of months, in brain tumors, stomach cancer, bladder, esophageal, mesothelioma.  These are all areas where you’re going to see important readouts in the next 12 to 24 months.

I want to point out the opportunity in the adjuvant space, because I think this is a place where IO is going to make a big difference, and it’s a place where BMS is clearly in the lead.  We have the most comprehensive adjuvant program.  Some of these adjuvant trials are using single-agent Opdivo.  Some are using Opdivo-Yervoy, and some are using Opdivo with chemotherapy.

So, again, looking forward to seeing the results of what we can do in adjuvant therapy, which will come out as well.  So, our IO readouts continue to be very important for us as we move forward.  And then, of course, it’s not just restricted to IO.  We have a number of assets that will be reading out in innovative medicines.  We talked about TYK2 and the importance of TYK2 as an agent.  Orencia continues to be important for patients with rheumatoid arthritis, and we have data coming out in the beginning of this year in graft-versus-host disease that we look forward to seeing.  We’ll get more data this year on pegylated FGF, but HSP47 and LPA1, two agents directed against fibrosis, liver fibrosis for HSP47, LPA1 for lung fibrosis.  Those will read out this year as well.

So, a number of very interesting readouts as we go forward in innovative medicines and in oncology, all the results of the efforts of everyone in this room and BMS science.

So, I want to finish with two slides, but I think one of the things we’ve done and one of the things they’ve done that’s extremely similar is shown on these next two slides, and it’s one of the reasons, and again, everyone in this room owns this slide.  Everyone at BMS, for the past ten years, owns this slide because this slide is what it means to be a BMS scientist.

This is the kind of accomplishment we have made, and what does it—what am I trying to say here?  What I’m trying to say here is we have completely changed the outcome and treatment of patients with metastatic melanoma.  If you go back to 1975 through the year 2000, chemotherapy, this is an incredibly generous number that says it increased by seven months, but it was a remarkably poor outcome with just chemotherapy for melanoma, and as you can see now, by 2020, we’re getting median survivals of close to 45 months with Opdivo-Yervoy, and you’re seeing the fact that somebody who has metastatic melanoma, a significant percentage, maybe 20%, maybe 30% of those patients can go on and live normal lives with metastatic melanoma.

Stunning folks.  Stunning accomplishment, and when things get hard, and when things are difficult, and when there’s a lot of setbacks that we might find in other areas, keep remembering what we’ve done here, and keep remembering the families, the patients who have lives because of everybody in this room.

Now, what’s great about this, this is just a BMS story.  Celgene has done the same thing in a different disease.  So, what they’ve done is they’ve done it in myeloma.

So, but the magnitude really, if you take apart the scale, the magnitude’s the same.  Myeloma was a disease that had an extremely poor outcome if you go back to 1975.  A two-year typical survival was the outcome.  We now have a situation where many people with myeloma have an eight-year median survival, and there are many people who can expect to live a normal lifespan and not die from their myeloma because of what happened in Summit, New Jersey, and because of the scientists who work for Celgene.

That’s the kind of company we’re going to be working with. That’s the kind of company we’re going to be as we go forward.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018.  Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 26, 2019, as amended on March 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.